UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
New Way Homes, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
April 1, 2015

Physical address of issuer
1060 Mystery Spur Road, Santa Cruz, CA 95065

Website of issuer
www.newwayhomes.org

Name of intermediary through which the Offering will be conducted
EquiVest

CIK number of intermediary
1774591

SEC file number of intermediary
306570

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The First $250,000 = 6%
$250,001 to $500,000 = 5%
$500,001 to $1,000,000 = 4%
Everything Over $1,000,000 =3%

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Facilitator" which the Offering will utilize North Capital

Type of security offered
Notes

Target number of Securities to be offered
____

Price (or method for determining price)
The price of each Note is equal to the principal amount invested by the investor at the discretion of the investor as long as it is equal or greater to the minimum and does not cumulatively with other investors exceed the maximum raise.

Target offering amount
$50,000.00

Oversubscriptions accepted:
☒ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☒ Other: on a First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount

April 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$7,187,029.00	$6,768,115.00
Cash & Cash Equivalents	$1,687,005.00	$2,546,819.00
Accounts Receivable	$726.00	$13,937.00
Short-term Debt	$1,160,377.00	$164,158.00
Long-term Debt	$5,551,400.00	$6,171,666.00
Revenues/Sales	$622,948.00	$226,671.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$11,316.00	$15,639.00
Net Income	$44,761.00	$92,821.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 31, 2023

FORM C

Up to $5,000,000.00

New Way Homes, Inc.

NEW WAY HOMES

Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by New Way Homes, Inc., a California public benefit corporation (the "Company" or "NWH" as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityVest (the "Intermediary"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$250.00	N/A	$250.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,00.00
Aggregate Maximum Offering Amount	$5,000,000.00	$187,500.00	$4,812,500.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.newwayhomes.org no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 31, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.newwayhomes.org

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

New Way Homes, Inc. (the "Company") is a California public benefit corporation, formed on April 8, 2015. The Company is currently also conducting business under the name of Housing Santa Cruz County.

The Company is located at 1040 Mystery Spot Road, Santa Cruz, CA 95065.

The Company's website is www.newwayhomes.org.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

New Way Homes' revenue-generating business is making unsecured loans, typically for pre-development expenses, to other organizations (non-profits or LLCs) for certain types of real estate development projects that involve creating affordable housing in California. Lesser activities of the organization include two fiscally sponsored programs that involve advocating for or creating affordable housing and are funded by charitable donations. Occasionally New Way Homes temporarily owns development projects during certain stages of pre-development if needed for project funding.

The Offering

Minimum amount of Notes being offered	$50,000
Total Notes outstanding after Offering (if minimum amount reached)	See company capitalization beginning on page 30 hereof.
Maximum amount of Notes	$5,000,000 from this Offering
Total Notes outstanding after Offering (if maximum amount reached)	See company capitalization beginning on page 30 hereof.
Purchase price per Security	The price of each Note is equal to the principal amount invested by the investor at the discretion of the investor as long as it is equal or greater to the minimum and does not cumulatively with other investors exceed the maximum value.
Minimum investment amount per investor	$250.00
Offering deadline to meet the Minimum	April 30, 2024
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	None

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it and its partner and contractor organizations must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay our progress toward goals and milestones. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer adverse effects on operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

NWH's funded projects rely on other companies to provide many materials and services.
NWH's funded projects depend on these suppliers and subcontractors to complete development projects. The projects' ability to be completed on time and on budget may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the projects may be adversely impacted if companies to whom the projects or from whom the projects purchase do not provide materials and services which meet required specifications. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular material or service across projects.

NWH funded projects are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
NWH funded projects are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and

other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. For example, more frequent storms or other extreme weather can adversely affect construction costs and timelines.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sibley Simon who has been President of the Company since its founding in 2013. The loss of Sibley Simon or any member of the board of directors or other executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major borrowers for a substantial portion of our net revenue.

By funding a small (thus far, typically 5-20) projects at a given time, any one project represents a material financial risk to New Way Homes.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details. It is possible that these transactions may involve terms

that are less favorable or may entail greater risk to New Way Homes than might have been possible if the transactions had not involved related persons.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many

additional requirements, and our fees and interest arrangements could be challenged by regulators or our borrowers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

NWH may not achieve its projections.

The financial projections present NWH's expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance. Any discussions contained in this document, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those presented in the projections. Such factors are detailed elsewhere in the Risk Factors section of this Memorandum. No representations or guarantees can be made by the Issuer with respect to its future financial performance.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use personally identifiable information and other sensitive data from investors and borrowers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our earnings may decrease because of changes in prevailing interest rates.
The profitability of NWH-funded projects is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated.

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including community reaction to housing development. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investments in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace,

reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Residential Real Estate Assets may experience catastrophic events or major market value changes.
Events such as natural disasters, fires, or other events may cause significant loss of value to the real estate assets of NWH's borrowers and/or a sudden need of capital. Over time, it is possible that the multifamily residential rental real estate market in the San Francisco Bay and Monterey Bay Region will change significantly: if rents go down, or if they increase much slower than historically has been the case, then a project may not be able to afford sufficient replacement reserves, operating funds, or debt service payments.

NWH's financial model and project plans may not be accurate or successful.
Maintenance, utility, compliance, property management, variable interest rate, or other expenses may significantly exceed anticipated levels. Real estate development projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.). A failure of one or more NWH borrowers to repay their debt to NWH could jeopardize NWH's ability to repay its investors.

NWH's borrowers might not be able to service their debt obligations.
Projects will have debt from other lenders, and the debt to NWH will typically be subordinated to such debt to third parties. No assurances can be made that these entities will be able to achieve their operating or financial projections or that they will be able to service their debt, including the Notes. Repayment of Notes in particular may rely on the borrower's ability to refinance or obtain other debt, of which there is no guarantee at the time Notes become payable.

There is no public market for the Securities.
The Securities described in this offering have not been registered under the Securities Act of 1933 ("Securities Act"), or under the various "Blue Sky Laws" of the states of residence of the investors. The Securities are being offered only to institutions and individuals who or that are "Accredited Investors" pursuant to the exemptions in the Securities Act, the rules of the Securities and Exchange Commission, and exemptions in the various "Blue Sky Laws." The Securities may be acquired for investment purposes only and not with a view to resale or distribution. Such securities are "restricted securities" and cannot be resold without registration under the Securities Act unless an exemption from registration is available. Because the Securities are not readily transferable, an investor's ability to pledge the Securities as collateral for loans may be limited, and the restrictions on transfer even if permitted could reduce the price of the Securities in any permitted sale. Accordingly, an investment in Securities is suitable only for persons who have no need for liquidity with respect to their investment.

Documents to be Negotiated May Have Different Terms than Expected.
NWH's materials make reference to documents or agreements that are not yet final or executed, and plans that have not been implemented. In some instances, such documents or agreements are

not even in draft form. The definitive versions of those agreements, documents, plans or proposals may contain terms or conditions that vary significantly from the terms and conditions described. These tentative agreements, documents, plans or proposals may not be obtained by NWH or, if obtained, may not be on as favorable terms as NWH currently anticipates and may materially and adversely affect the ability of NWH to operate the business and meet its financial obligations.

Additional funds may be needed to sustain and expand NWH's operations. There can be no assurance that such funding will be available or will be available on favorable terms.
Adequate funds for ongoing operations and other purposes on terms acceptable to NWH may not be available when needed. NWH inability to obtain sufficient funds from operations and external sources could have a material adverse effect on results of operations or financial condition.

NWH may be subject to claims based on events and/or activities.
While NWH has not yet experienced any claims, NWH may experience future claims for breach of contract, negligence or other torts based on NWH's activities. It is not uncommon for development projects to lead to legal disputes, and even when those disputes are between third parties and local jurisdictions, NWH may be required or it may be in NWH's best interest to participate in legal defense or related activities. NWH's insurance may not adequately cover these claims and even if such claims are unsuccessful, the costs incurred in defending against those claims, in terms of the money and the time and distraction of NWH Management, could have a material adverse effect on our business, results of operations or financial condition.

Purchasers in the offering will have no control over NWH's affairs.
Control over the affairs of New Way Homes is vested with the NWH Board of Directors and executive officers. Control over affairs of Eden Housing (NWH's development partner on certain projects) is vested in the owners of that entity. Consequently, purchasers in the offering will have limited control over NWH's affairs. Accordingly, no person should purchase Notes unless she or he is willing to entrust all aspects of management to the individuals and structures described herein.

NWH does not provide legal representation to prospective purchasers.
Attorneys representing NWH do not represent, and shall not be deemed under applicable codes of professional responsibility to have represented or be representing, any or all of the investors in any respect.

Risks Related to the Securities

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Notes. Because the Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Notes may also adversely affect the price that you might be able to obtain for the Notes in a private sale.

Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

New Way Homes' revenue-generating business is making unsecured loans, typically for pre-development expenses, to other organizations (non-profits or LLC's) for certain types of real estate development projects that involve creating affordable housing in California. Lesser activities of the organization include two fiscally sponsored programs that involve advocating for or creating affordable housing and are funded by charitable donations. Occasionally New Way Homes temporarily owns development projects during certain stages of pre-development if needed for project funding.

Business Plan

New Way Homes funds the successful development of new supportive and affordable housing that uses no or less public funding for development in order to increase the rate of production of these types of housing beyond what is currently publicly subsidized. NWH specializes in projects created on land already owned by non-profit organizations, especially churches. Secondarily NWH also pursues environmental justice through purchasing and cleaning up contaminated sites for housing development in lower income neighborhoods. NWH achieves these aims by enabling projects that often a) have a mix of incomes so that higher income units subsidize lower income units, b) are funded in part by impact investors with lower than market returns, c) use sites invested into the project via land leases by non-profit and mission-aligned land owners, d) obtain debt financing for pre-development and/or construction from non-profit sources with better-than-market terms, e) are long-term rental housing that can meet financial goals over a long time period, f) are overseen and/or partially executed by companies including Envision Housing, LLC and Workbench that take lower than market rate development fees, architectural service fees, and/or GC fees in order to contribute to the mission of the housing, g) use modular construction, h) include environmental sustainability features that pay off over time with lower operating costs, i) that include less or no motor vehicle parking in infill locations where residents can live without or with fewer such vehicles, j) that make use of some of the over 100 new state housing laws passed in recent years in CA that speed up permit approvals, reduce approval risk, allow variances on local zoning requirements, allow for increased housing density, and provide other benefits, k) make use of public subsidy that is not competitive, such as property tax exemptions for affordable housing, l) create housing that can preference tenants who themselves have rental subsidies, and other techniques to produce housing at a lower total cost and/or that is more affordable for lower income households. New Way Homes provides the most difficult to find and most impactful capital in these projects - i.e. the capital needed to find, initiate, and entitle (i.e. obtain planning or design review permits for) the projects and fill other gaps that can come up in a project's capital needs. Other sources of capital, such as CDFI bridge loans for engineering and building permits and other impact investment and construction debt sources for construction, typically fund the other stages of projects. NWH provides this capital to projects via below-market rate loans that act as pseudo-equity relative to other debt; these unsecured loans accrue 6% interest but do not have any payments due until other development debt is repaid. This structure enables the most leverage from other debt sources while keeping the cost of capital low to the project - together these factors help maximize the affordability of the housing projects. NWH currently works in Santa Cruz County, Monterey County, and Alameda County and is currently considering a first project in Santa Clara County. In addition to the NWH fund, our system of development also includes a business called Workbench that employs the development, design, and general contracting staff to more efficiently create new types of affordable housing. This innovative model is having a significant impact and has attracted many non-profit land owners; NWH is now raising capital to expand the number of projects it can fund simultaneously.

History of Any Bankruptcies Related To the Business

NWH Director James Rector was the CEO and an owner of RECsolve, a solar financing company that went through bankruptcy in 2011. This organization did not have any direct relationship with NWH and this bankruptcy did not have any financial impact on NWH.

The Company's Products and/or Services

Product / Service	Description	Current Market
Loans	The loans made are unsecured and have no payments due until key project milestones or loan maturity dates are reached. Current loans made are all at 6% interest.	New Way Homes prioritizes funding projects that use less or no public subsidy and yet are pursuing affordability beyond local requirements. Because this is a new model, these are typically projects that involve development services by Envision Housing, LLC, Envision I, LLC and/or Workbench, which are organizations focused on developing this type of project.

We have no new products in development; the purpose of this offering is for NWH to have the capacity to make more loans of the type it already makes.

NWH currently makes loans to Envision I, LLC or to project-specific LLCs or to 3rd party non-profits. These opportunities come to New Way Homes when developers aligned with the NWH mission and project type request such a loan or when non-profit landowners contact New Way Homes with an interest in having housing developed on their site.

Competition

The alternatives to NWH's unsecured pre-development loans that we are aware of are at higher interest rate hard money lenders and by equity investors.

We are not aware of any other lending organization in the housing development industry in California that will make loans for early-stage pre-development expenses and development costs without security and at a 6% interest rate. This product enables the creation of housing that is much more affordable than typical early-stage equity investment in individual real estate development projects. This is evidenced by the steady inbound interest NWH receives from non-profit site owners who are not finding alternative funding sources that allow for mission-driven housing development without significant risk to the site owning organization.

Supply Chain and Customer Base

NWH itself is only reliant on its sources of capital. The real estate development projects NWH funds, however, are reliant on a wide range of suppliers, from construction materials suppliers, to many professional contractors (e.g. various engineers, surveyors, design consultants as well as construction contractors and subcontractors). The primary supplier of architecture and general contracting services for these projects is Workbench, however this is not exclusive. Across all of the many types of suppliers, there are generally multiple potential sources. Occasionally specific construction projects have been negatively impacted by shortages of specific materials (e.g. appliances or electrical panels) in recent years. We have always found products to perform the function required, but sometimes with delay and price increases.

We consider both funders to NWH and NWH's borrowers and grantees to be customers. I. NWH Funders are: Individuals (both accredited and, through crowdfunding offerings, non-accredited), foundations, businesses, impact funds, and government agencies are all types of funders for New Way Homes. In total, NWH has over 200 lenders into its fund and over 240 donors/grantors. NWH provides all of these sources with a way to support the creation of more affordable housing than would otherwise be developed. II. NWH's borrowers are: 1) Envision I, LLC, an LLC formed specifically to incubate the early stage development of multiple housing development projects that meet NWH's mission and to blend capital across these early stage projects to reduce risk to the NWH fund. 2) Project specific LLCs that spin out of Envision I, LLC and that each own one specific real estate development project once a site is secured. Most of these LLCs are leasing sites owned by churches and may be in turn part-owned by a church. 3) 3rd Party non-profits that are pursuing a real estate development project aligned with NWH's mission and guidelines. III. When receiving restricted funding for this purpose, NWH has also made grants to specific, charitable housing development projects.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
Envision I, LLC	Loans	21.3%

Intellectual Property

The Company is dependent on the following intellectual property:

The Company is not dependent on specific Intellectual Property. As a mission-driven non-profit, New Way Homes seeks to help others learn from our activities. We actively seek to distribute what we learn and create when possible in order to assist others in increasing mission-driven housing development.

Governmental/Regulatory Approval and Compliance

Existing government regulations most relevant to New Way Homes' specific activities include: - Securities laws require NWH to file various forms, among other requirements, in order to offer debt securities to its individual lenders. - NWH is subject to a number of obligations and restrictions as a section 501(c)(3) charity. For example, due to the New Way Homes' President's

involvement in managing some of New Way Homes' borrowers and one of the service providers to some of the NWH-funded projects, conflict-of-interest policies must be followed and transactions between NWH and these entities must favor NWH relative to market rates and terms. As another example, NWH's involvement in certain policy and political activities is strictly limited. - Housing development is highly regulated; risk in the early stages of real estate development projects often includes risk in determining what development is permissible under what specific requirements in a given specific location, and the development process can reveal conditions that alter what regulations are applicable. Further, land use regulations and building codes change frequently, which can change project costs and increase or decrease allowable housing development on a given site.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1040 Mystery Spot Road, Santa Cruz, CA 95065

The Company has the following additional addresses: 103 Walnut Ave Santa Cruz, CA 95065 and 1405 8th St Oakland, CA 94607

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
8930 MacArthur Blvd., LLC	Limited Liability Company	California	June 1, 2020	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	3.35%	$167,500
Campaign marketing expenses or related reimbursement	20.00%	$10,000	0.20%	$10,000
Estimated Attorney Fees	6.00%	$3,000	0.10%	$5,000
Estimated Accountant/Auditor Fees	0.00%	$0	0.66%	$33,000
General Working Capital	0.00%	$0	6.00%	$300,000
Interest Payments and Interest Reserves	12.75%	$6,375	2.55%	$127,500
Loans for affordable housing development	55.25%	$27,625	87.14%	$4,357,000
Total	100.00%	$50,000	100.00%	$5,000,000

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may change the use of proceeds to include General Working Capital and/or making interest payments on other debt if other currently projected sources of funding do not sufficiently cover these uses of capital.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Ballard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Treasurer, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Independent Contractor, Strategic Advisor for SPX Corporation

Education

BA, Humboldt State University MA Ed. Colorado State University

Name

Uche Uwahemu

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director Government Affairs at Center for Elders Independence, Feb 2022-Present Senior District Field Representative for California Assembly Member Buffy Wicks, Jan 2019 - Feb 2022

Education

MBA, Golden Gate University JD East Bay Law School & John F. Kennedy School of Law BS, Criminology & Criminal Justice, University of Maryland

Name

Robert Singleton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Secretary 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Special Accounts, Local Government at nZero, Feb 2023-Present Senior Government Partnership Manager, US West at Bird, Apr 2021-Jan 2023 Executive Director at Santa Cruz County Business Council, Jun 2017 - Apr 2021

Education

MPA, City & County Management from USC BA, Politics & Environmental Studies, UC Santa Cruz

Name

Christian Sigel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Grant Writing Consultant, Independent Consultant, Sep 2021-Present Senior Director for Impact and Partnerships, Encompass Community Services Jun 2015-May 2021

Education

MPH, International Public Health, UCLA BS Conservation & Resource Studies - Public Health & Food Resources, UC Berkeley

Name

Aura Oslapas

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal, A+O Design Partners

Education

MFA, Cranbrook Academy of Art BFA, Industrial Design, Cleveland Institute of Art

Name

Owen Lawlor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, Managing Member, Manager, or Principal at SCFS Ventures LLC, Jan 2019-Present Moss Beach Associates, LLC, 2014-Present Lawlor Land Use, 2007-Present Zayante Sandhills Conservation Bank, 2004-Present SC RiverFront LLC, May 2017-May2022

Education

MSRED, Real Estate Development, Columbia University BS, Environmental Design, UC Santa Cruz

Name

Micah Silvey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP, LEED Certification at Green Business Certification, Inc., Jan 2020-Present

Education

MS, Hydrogeology and Groundwater Management, University of Technology, Sydney BS, Geological Engineering, University of British Columbia

Name

Andrew Ow

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Counsel at Ow Family Properties, 2014-Present

Education

JD from UCLA School of Law BA in Economics and Sociology, UCLA

Name

Susan Bector

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2015-Present Treasurer 2015–Oct 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Senior Vice-President & Director, Renewable Energy Finance Division, Sunwest Bank, 2023-Present Director of Solar Lending, Sunwest Bank, 2020-2023 CEO, RC Cubed, Inc., 2009-2020

Education

BA in Business & English, Washington State University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Hilary Simon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Current Occupation: Principal at Workbench, since 2021. Previously was self-employed as Managing Director of Envision Housing, LLC

Education

BA in Mathematics & Statistics and Physics & Astronomy from Swarthmore College

---

Name

John Ballard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Treasurer, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Independent Contractor, Strategic Advisor for SPX Corporation

Education

BA, Humboldt State University MA Ed. Colorado State University

---

Name

Robert Singleton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Secretary 2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Special Accounts, Local Government at nZero, Feb 2023-Present Senior Government Partnership Manager, US West at Bird, Apr 2021-Jan 2023 Executive Director at Santa Cruz County Business Council, Jun 2017 - Apr 2021

Education

MPA, City & County Management from USC BA, Politics & Environmental Studies, UC Santa Cruz

---

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	10-year Promissory Notes Notes/Bonds
Amount outstanding	4,702,477
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	All of these Notes mature before the Notes being offered in the current Offering will mature.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding (including outstanding securities described above):

Type of debt	Loan
Name of creditor	Adrian Dominican Sisters Community Investment Fund
Amount outstanding	$250,000.00
Interest rate and payment schedule	3% annual interest rate; quarterly interest-only payments
Amortization schedule	Principal due at maturity
Describe any collateral or security	All property and assets, as detailed in a UCC filing
Maturity date	September 1, 2023
Other material terms	The Company has applied for a renewal of this loan and an increased loan amount.

Type of debt	Loan
Name of creditor	Community Vision
Amount outstanding	$9,615.00
Interest rate and payment schedule	0% Interest
Amortization schedule	No payments until maturity
Describe any collateral or security	Unsecured
Maturity date	December 7, 2023
Other material terms	The company expects to extend this loan and draw down the remaining loan amount for a total of $30,000.

Type of debt	Loan
Name of creditor	Community Foundation of Santa Cruz County
Amount outstanding	$350,000.00
Interest rate and payment schedule	3% annual interest rate; quarterly interest-only payments
Amortization schedule	Principal due at maturity.
Describe any collateral or security	Unsecured
Maturity date	July 31, 2025
Other material terms	

Type of debt	Loan
Name of creditor	Community Foundation of Santa Cruz County
Amount outstanding	$500,000.00
Interest rate and payment schedule	3% annual interest rate; quarterly interest-only payments
Amortization schedule	Principal due at maturity.
Describe any collateral or security	Unsecured
Maturity date	July 30, 2030
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	20 Notes from 18 unique creditors
Amount outstanding	$682,000.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. Variable interest rate: minimum of 3.15%, with additional amounts if NWH income exceeds minimum.
Amortization schedule	Principal due on maturity
Describe any collateral or security	Unsecured
Maturity date	June 28, 2028
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	2 Notes from 2 unique creditors
Amount outstanding	$110,000.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. Variable interest rate: minimum of 3.15%, with additional amounts if NWH income exceeds minimum.
Amortization schedule	Principal due at maturity.
Describe any collateral or security	Unsecured
Maturity date	June 28, 2029
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	4 Notes from 3 unique creditors
Amount outstanding	$21,315.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. Variable interest rate: minimum of 3.15%, with additional amounts if NWH income exceeds minimum.
Amortization schedule	Principal due at maturity
Describe any collateral or security	Unsecured
Maturity date	June 28, 2030
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	5 Notes from 5 unique creditors
Amount outstanding	$3,160,000.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. Notes totaling 3,010,000 have variable interest rate: minimum of 3.15%, with additional amounts if NWH income exceeds minimum. Notes totaling 150,000 have a fixed interest rate of 4.25%.
Amortization schedule	Principal is due at maturity
Describe any collateral or security	Unsecured
Maturity date	June 30, 2031
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	3 Notes from 3 unique creditors
Amount outstanding	$195,000.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. The interest rate is 4.25%.
Amortization schedule	Principal is due at maturity.
Describe any collateral or security	Unsecured.
Maturity date	June 30, 2032
Other material terms	

Type of debt	10-Year Notes, 506c offering
Name of creditor	One individual creditor
Amount outstanding	$14,000.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. The interest rate is 4.25%.
Amortization schedule	Principal due at maturity.
Describe any collateral or security	Unsecured.
Maturity date	June 30, 2033
Other material terms	

Type of debt	Notes
Name of creditor	180 Notes
Amount outstanding	$520,412.00
Interest rate and payment schedule	Annual interest-only payment in Q1 of each year. The interest rate is 4.25%.
Amortization schedule	Principal is due at maturity
Describe any collateral or security	Unsecured.
Maturity date	June 30, 2030
Other material terms	

Type of debt	Notes
Name of creditor	Loan
Amount outstanding	$0.00
Interest rate and payment schedule	Quarterly interest-only payments; 7% interest
Amortization schedule	Principal due at maturity
Describe any collateral or security	All property and assets
Maturity date	August 15, 2032
Other material terms	Restricted for use within Santa Cruz County. The loan is approved for up to $1M, but New Way Homes has not yet drawn down any amount as of the date of this filing.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
10-Year Notes	11	$1,380,000.00	Making loans for pre-development expenses on housing development projects meeting NWH's mission and guidelines; servicing debt; paying operational expenses; capital expenses on one housing development project owned by NWH. (Included here are the number sold and money raised within the last three years, but this offering also existed in previous years, in which additional Notes were sold. Note also that this offering is expected to continue to be open during the regulation CF offering covered by this Form C.)	June 29, 2016 to Present	Rule 506(c)
10-Year Notes	180	$520,142.00	Making loans for pre-development expenses on housing development projects meeting NWH's mission and guidelines; servicing debt; paying operational expenses; capital expenses on one housing development project owned by NWH.	July 1, 2020	Regulation CF

Ownership

The Company is a public benefit corporation with 501(c)(3) status and therefore does not have any owners. No ownership organizational chart or cap table is applicable.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since inception, the Company has - raised over $6.9M in loans to the Company to date and repaid over $1.095M of these loans - raised over $2.3M in grants and donations to the Company, of which over $650k is equity for its loan fund (as opposed to grants received for other specific activities). - made loans with principal totaling $4.4M, of which $0.945M of principal has been repaid. - a loan to the Company of $1M from Common Spirit was approved in Q2, 2023; the Company anticipates closing this loan in Q3, 2023. The Company intends to be net revenue positive in its core operations (i.e. the New Way Homes loan fund) in 2024 and beyond. Cash flow will remain a significant challenge, as projects funded by New Way Homes take 3-7 years to achieve milestones that include repaying New Way Homes in full; in the meantime a significant part of the Company's income is accrued interest to be repaid at project milestones. The Company will continue raising capital from other sources during and after the Offering, such as in the form of loans from CDFIs and foundations and grants from private and public sources.

The Company intends to achieve profitability in the next 12 months following the launch of the Offering by a) obtaining grant funding to cover fund operating costs and b) by making additional loans to specific project LLCs and Envision I, LLC for pre-development expenses on projects meeting NWH's mission and guidelines. These steps are intended to increase NWH's revenue to a greater degree than costs are increased.

Liquidity and Capital Resources

The proceeds of the offering will provide additional capital to initiate new and progress current housing development projects that are in the pre-development phase, while also increasing the organization's interest reserves.

The Company has the following sources of capital in addition to the proceeds from the Offering: 1. Common Spirit approved a $1M loan to the Company in Q2, 2023 and loan agreements were executed as of August 15th, 2023. The Company has not yet drawn down on this loan as of the date of this filing. 2. Housing Matters is the owner of a project developed with funding from the Company. Approximately $300,000 is outstanding from that project that will become receivable to the Company in the future. This is expected to be paid across two payments, one 30 days after construction start and one 30 days after construction completion. We expect the first payment in 2023 and the second in 2024. 3. Adrian Dominican Sisters have approved a 5-year loan of $250,000 to replace the current loan of the same amount coming due on September 1, 2023.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $5,000,000.00 of Notes. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deductions.

The price of each Note is equal to the principal amount invested by the investor at the discretion of the investor as long as it is equal or greater to the minimum and does not cumulatively with other investors exceed the maximum raise. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through EquityVest, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised and $1,900.00

Stock, Warrants and Other Compensation

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

As a California public benefit corporation and a Section 501(c)(3) charity, the Company has no owners and cannot issue stock or any other equity securities.

The material terms of the Security are as follows:

The securities offered are Notes, each of which represents a loan to the Company. Each Note reflects the principal amount loaned by the note holder, which is set at the discretion of the note holder within applicable regulatory limits and is at least $250. Notes pay 4.25% interest in annual interest payments. The annual interest payment for the interest accrued in a given calendar year (or in the case of the first and final years, a partial calendar year) is due by March 31st of the next calendar year. Principal is due at maturity. Notes issued in 2023 will mature on 6/30/2033. Notes issued in 2024 will mature on 6/30/2034. The Notes are unsecured and are subordinate to other current and future debt. New Way Homes may repay the Notes at any time prior to maturity without penalty.

Voting and Control

The Securities have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them, and you will be responsible for complying with any securities laws applicable to a sale.

Other Material Terms

The Company does have the right to effectively repurchase the Notes at any time at its sole discretion by exercising its right to pre-pay the Note. Upon such repurchase, Purchasers are guaranteed a return on their investment in the form of interest accrued on the Note as of the repayment date.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED

THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Evolution I, LLC
Relationship to the Company	An LLC in which Sibley Simon, NWH President holds a 50% ownership stake
Total amount of money involved	$4,600,000.00
Benefits or compensation received by related person	The related person does not receive or expect to receive any compensation or benefit. However, the loan proceeds are used to pay early stage expenses on housing development projects, some of which are expected to eventually have an ownership stake of 5-50% held by Workbench, a for-profit corporation in which Sibley Simon expects to eventually have a minority ownership stake. This could potentially produce profit from operating completed housing projects that accrues to Sibley Simon, most likely 10+ years after the time of this Offering.
Benefits or compensation received by Company	5% interest on amounts loaned and increased affordability of housing produced
Description of the transaction	The Company has made a loan for up to $4.6M to Evolution I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria

	Interest accrues on this loan at 6%. The loan is made up of 10 Notes. The first Note with a principal amount of $300,000 has been fully repaid; the other Notes have maturity dates ranging from 6/30/2024 to 6/30/2029. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below-market rates approved by NWH's Board under its conflict-of-interest policy
Related Person/Entity	Envision II, LLC
Relationship to the Company	10% non-controlling interest in this project LLC is held by NWH's President Sibley Simon
Total amount of money involved	$430,000.00
Benefits or compensation received by related person	Envision II, LLC has received capital from the Company that enables the pre-development of the 100% affordable housing project envisioned. Sibley Simon has not received any compensation from Envision II, LLC; however Envision II, LLC has hired Workbench at a discounted rate as architect on this project; Sibley Simon is an employee, officer, and Director of Workbench and expects to eventually be a minority owner. If this project is successfully funded as a subsidized affordable housing project, Workbench may be paid a portion of the development fee for the project.
Benefits or compensation received by Company	6% interest on amounts loaned, 20% of architecture costs made contingent and deferred to a later project phase, and increased affordability of housing produced.
Description of the transaction	The Company has made a $430,000 loan to Envision II, LLC which owns an affordable

	housing development project in Salinas, CA and is 10% owned by Sibley Simon.
Related Person/Entity	Housing Matters, a 501c3 non-profit based in Santa Cruz, CA
Relationship to the Company	Housing Matters is a 501c3 non-profit for which at the time of this transaction, NWH President Sibley Simon was a director and officer.
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Capital to pay for pre-development expenses on a 7-unit supportive housing project.
Benefits or compensation received by Company	The company received 6% interest and the opportunity to support the creation of supportive housing. This loan has been fully repaid.
Description of the transaction	The Company made a loan for up to $100,000 in pre-development expenses
Related Person/Entity	Tai Charles Silvey
Relationship to the Company	Brother of Board of Directors member Micah Silvey
Total amount of money involved	$200.00
Benefits or compensation received by related person	4.25% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering
Related Person/Entity	Micah Silvey
Relationship to the Company	Director
Total amount of money involved	$500.00
Benefits or compensation received by related person	4.5% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's

	2020-2021 regulation CF offering (early investor interest rate)
Related Person/Entity	Aura Oslapas
Relationship to the Company	Director
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	4.25% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering
Related Person/Entity	Owen Lawlor
Relationship to the Company	Director
Total amount of money involved	$500.00
Benefits or compensation received by related person	4.25% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering
Related Person/Entity	Andrew Ow
Relationship to the Company	Director
Total amount of money involved	$2,000.00
Benefits or compensation received by related person	4.5% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering (early investor interest rate)

Related Person/Entity	James Rector
Relationship to the Company	Director (and at the time of the transaction, Treasurer)
Total amount of money involved	$500.00
Benefits or compensation received by related person	4.5% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering (early investor interest rate)
Related Person/Entity	Gail Ow
Relationship to the Company	Mother of Director Andrew Ow
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	4.25% annual interest payment
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering
Related Person/Entity	John Ballard
Relationship to the Company	Director and Treasurer
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	4.25% annual interest payment to the trust in which the related person is a beneficiary and trustee
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in 2022 via its 506c offering to a trust with the related person as a trustee

Related Person/Entity	Kay Sibley
Relationship to the Company	Mother of President Sibley Simon
Total amount of money involved	$10,137.00
Benefits or compensation received by related person	4.25% annual interest payment to the trust in which the related person is a beneficiary and trustee
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in 2022 via its 506c offering to a trust with the related person as a trustee
Related Person/Entity	Sarina Simon
Relationship to the Company	Mother-in-law of President Sibley Simon
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	4.5% annual interest payment to the trust in which the related person is a beneficiary and trustee
Benefits or compensation received by Company	Use of the proceeds during the term of the Note to pursue the Company's mission
Description of the transaction	The Company sold a 10-year Note in NWH's 2020-2021 regulation CF offering (early investor interest rate)

Property, Goods or Services

Related Person/Entity	Sibley Simon
Relationship to the Company	President
Total amount of money involved	$179,000.00
Benefits or compensation received by related person	Sibley Simon receives a salary from Workbench.
Benefits or compensation received by Company	20% of architecture costs contingent and deferred to later project phase
Description of the transaction	The Company has hired Workbench i) as architect on the project at 8900 MacArthur Blvd, which has been solely owned by the Company during an early pre-development phase of the project and ii) for up to $7500 of marketing, website, and graphic design work.

Related Person/Entity	Envision Housing, LLC
Relationship to the Company	Envision Housing, LLC was at the time 50% owned by Sibley Simon, President of New Way Homes
Total amount of money involved	$180,006.00
Benefits or compensation received by related person	Envision Housing, LLC received revenue to pay for services rendored. Sibley Simon did not receive benefit specifically from these transactions; however throughout the time of these contracts Sibley Simon was self-employed as an owner of Envision Housing, LLC and received total payments of $6,000 per month as his primary source of income.
Benefits or compensation received by Company	Development services were performed at a discount compared with market rate on multiple affordable housing development projects.
Description of the transaction	Prior to 2020, NWH contracted Envision Housing, LLC via two contracts for development services on specific housing projects totaling $180,006. $90,000 of these contracts was reimbursed to the Company via grants: one grant from the US Department of Housing & Urban Development (HUD) and one grant from the Central CA Alliance for Health. No further such contracts are anticipated.

Related Person/Entity	Housing Matters, a 501c3 non-profit based in Santa Cruz, CA
Relationship to the Company	Housing Matters is a 501c3 non-profit for which at the time of this transaction, NWH President Sibley Simon was a director and officer.
Total amount of money involved	$1,160,000.00
Benefits or compensation received by related person	Housing Matters purchased the rights to all work product on the entitled project to create a 5-story, 121 unit supportive housing + services building on the Housing Matters campus.
Benefits or compensation received by Company	The Company received repayment of all capital put into the project net of grants that paid for some of the pre-development work plus 6% interest.
Description of the transaction	Sold a project at 119 Coral St in Santa Cruz, CA to Housing Matters

Future Transactions

Related Person/Entity	A to-be-formed LLC
Relationship to the Company	For an interim period, NWH President Sibley Simon may be a 5% owner of the project LLC and be a Managing Director of the project LLC; eventually this ownership position is expected to be transferred to Workbench
Total amount of money involved	$900,000.00
Benefits or compensation received by related person	The project LLC would receive ownership of a project that could be further developed into a potentially 85-unit, 100% affordable housing development. As a potential long-term minority owner, Workbench would receive operating cash flow from the project, likely 10 - years after the date of this Offering.
Benefits or compensation received by Company	The Company would receive both cash and a note payable in this transaction to recover all funding spent on purchasing this parcel and paying pre-development expenses, including 6% interest on these expenditures.
Description of the transaction	Sale of the 8930 MacArthur Blvd project into a project-specific LLC to prepare the project for multiple next sources of capital.

Related Person/Entity	Workbench
Relationship to the Company	Workbench is a for-profit corporation of which NWH's President Sibley Simon is an officer, director, and employee (but not currently an owner)
Total amount of money involved	$80,000.00
Benefits or compensation received by related person	Partial payment for services rendered
Benefits or compensation received by Company	Below-cost accounting and bookkeeping services. The majority of NWH's accounting and bookkeeping services are currently performed at no cost by Workbench employees. The Company is considering whether to increase these services as its needs increase by contracting at a below-cost rate for additional services.
Description of the transaction	Contract with Workbench for accounting and bookkeeping services

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

Current Business Dealings

See above for the loans from NWH to Envision I, LLC and Envision II, LLC, NWH's contracts with Workbench and Envision Housing, LLC.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Sibley Simon
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Sibley Simon
(Name)

President
(Title)

9/7/2023
(Date)

(Signature)

John Ballard
(Name)

Treasurer
(Title)

9/7/2023
(Date)

(Signature)

Robert Singleton
(Name)

Director & Secretary
(Title)

9/7/2023
(Date)

(Signature)

Christine Sippl
(Name)

Director
(Title)

9/7/2023
(Date)

(Signature)

Micah Silvey
(Name)

Director
(Title)

9/7/2023
(Date)

(Signature)

Andrew Utz
(Name)

Director
(Title)

9/7/2023
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sibley Simon, being the founder of New Way Homes, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

(Signature)

Sibley Simon
(Name)

President
(Title)

9/7/2023
(Date)

DocuSign Envelope ID: [illegible]

EXHIBITS

Exhibit A Financial Statements

NEW WAY HOMES, INC.

CONSOLIDATED FINANCIAL STATEMENTS WITH INDEPENDENT AUDITORS' REPORT

December 31, 2022 and 2021

NEW WAY HOMES, INC

December 31, 2022 and 2021

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

The Board of Directors
New Way Homes, Inc.
Santa Cruz, California

Opinion

We have audited the accompanying consolidated financial statements of New Way Homes, Inc. and subsidiaries (collectively, the Organization), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of activities, functional expenses, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Organization as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Organization and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Organization's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

1551 N Tustin Ave., Suite 1000
Santa Ana, CA 92705

714.543.0500

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Organization's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Organization's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Ronald Blue & Co. CPAs

Santa Ana, California
July 17, 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION December 31, 2022 and 2021

ASSETS	2022	2021
Current assets:		
Cash and cash equivalents	$ 1,466,515	$ 2,408,954
Cash and cash equivalents - restricted	220,490	137,865
Total cash and cash equivalents	1,687,005	2,546,819
Accounts receivable	726	13,937
Notes receivable	2,193,331	3,013,107
Prepaid expenses	8,795	6,883
Total current assets	3,889,857	5,580,746
Noncurrent assets:		
Property and equipment, net	-	300
Projects in process	821,692	597,052
Notes receivable, net	2,475,480	582,217
Total noncurrent assets	3,297,172	1,179,569
Total assets	$ 7,187,029	$ 6,760,315
LIABILITIES AND NET ASSETS		
Current liabilities:		
Accounts payable	$ 24,420	$ 21,690
Accrued expenses	27,204	-
Accrued interest	151,288	142,468
Notes payable	957,465	-
Total current liabilities	1,160,377	164,158
Noncurrent liabilities:		
Notes payable, net	5,559,400	6,173,666
Total noncurrent liabilities	5,559,400	6,173,666
Total liabilities	6,719,777	6,337,824
Net assets:		
Without donor restrictions	246,762	284,626
With donor restrictions	220,490	137,865
Total net assets	467,252	422,491
Total liabilities and net assets	$ 7,187,029	$ 6,760,315

See accompanying notes and independent auditors' report

NEW WAY HOMES, INC.

CONSOLIDATED STATEMENTS OF ACTIVITIES
For the Years Ended December 31, 2022 and 2021

	2022			2021		
	Without donor restrictions	With donor restrictions	Total	Without donor restrictions	With donor restrictions	Total
Support and revenues:						
Contributions and grants	$ 20,652	$ 294,061	$ 314,713	$ 37,457	$ 133,627	$ 171,084
Program service fees	15,662	-	15,662	4,319	-	4,319
Interest	227,015	52	227,067	180,814	98	180,912
Gifts-in-kind	12,250	53,256	65,506	21,250	-	21,250
Loss on sale of project	-	-	-	(150,914)	-	(150,914)
Net assets released from restrictions	264,744	(264,744)	-	91,784	(91,784)	-
Total support and revenues	540,323	82,625	622,948	184,710	41,941	226,651
Expenses:						
Program activities	470,352	-	470,352	251,857	-	251,857
Supporting activities:						
General and administrative	96,817	-	96,817	51,800	-	51,800
Fundraising	11,018	-	11,018	15,815	-	15,815
Total supporting activities	107,835	-	107,835	67,615	-	67,615
Total expenses	578,187	-	578,187	319,472	-	319,472
Change in net assets	(37,864)	82,625	44,761	(134,762)	41,941	(92,821)
Net assets, beginning of year	284,626	137,865	422,491	419,388	95,924	515,312
Net assets, end of year	$ 246,762	$ 220,490	$ 467,252	$ 284,626	$ 137,865	$ 422,491

See accompanying notes and independent auditors' report

NEW WAY HOMES, INC.

CONSOLIDATED STATEMENT OF FUNCTIONAL EXPENSES
For the Year Ended December 31, 2022

	Program activities	Supporting activities: General and administrative	Supporting activities: Fundraising	Total
Expenses:				
Accounting	$ -	$ 75,295	$ -	$ 75,295
Bank and merchant fees	-	668	-	668
Depreciation	300	-	-	300
Dues and subscriptions	-	2,528	-	2,528
Grants	23,000	-	-	23,000
Insurance	7,042	6,501	-	13,543
Interest	213,686	-	-	213,686
Legal fees	1,620	484	-	2,104
Marketing and promotion	-	-	3,000	3,000
Other	3,428	-	-	3,428
Outside services	143,758	-	-	143,758
Payroll taxes	4,179	-	-	4,179
Printing and postage	3,952	-	-	3,952
Projects	17,981	-	-	17,981
Salaries and wages	51,095	-	-	51,095
Supplies	311	-	-	311
Taxes and licenses	-	11,316	-	11,316
Telephone and IT	-	25	-	25
Travel and meetings	-	-	8,018	8,018
Total expenses	$ 470,352	$ 96,817	$ 11,018	$ 578,187

See accompanying notes and independent auditors' report

NEW WAY HOMES, INC.

CONSOLIDATED STATEMENT OF FUNCTIONAL EXPENSES (CONTINUED)
For the Year Ended December 31, 2021

	Program activities	Supporting activities: General and administrative	Supporting activities: Fundraising	Total
Expenses:				
Accounting	$ -	$ 28,519	$ -	$ 28,519
Bank and merchant fees	-	691	-	691
Depreciation	327	-	-	327
Dues and subscriptions	-	1,389	-	1,389
Insurance	5,740	5,298	-	11,038
Interest	203,045	-	-	203,045
Legal fees	884	264	-	1,148
Marketing and promotion	-	-	15,815	15,815
Outside services	33,745	-	-	33,745
Printing and postage	4,347	-	-	4,347
Projects	3,769	-	-	3,769
Taxes and licenses	-	15,639	-	15,639
Total expenses	$ 251,857	$ 51,800	$ 15,815	$ 319,472

See accompanying notes and independent auditors' report

NEW WAY HOMES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Change in net assets	$ 44,761	$ (92,821)
Adjustments to reconcile change in net assets to net cash flows from operating activities:		
Depreciation	300	327
Loss on sale of project	-	150,914
Interest income accrual	(223,487)	(176,748)
Interest expense - loan fees	6,039	15,574
Changes in:		
Accounts receivable	13,211	45,764
Prepaid expenses	(1,912)	(770)
Projects in process	(224,640)	(545,227)
Accounts payable	2,730	(18,178)
Accrued expenses	27,204	(222)
Accrued interest	8,820	112,827
Net cash flows from operating activities	(346,974)	(508,560)
Cash flows from investing activities		
Proceeds from disposal of project	-	261,280
Proceeds from notes receivable repayments	600,000	127,437
Notes receivable issued	(1,450,000)	(1,155,100)
Net cash flows from investing activities	(850,000)	(766,383)
Cash flows from financing activities		
Acquisition of notes payable	337,160	3,587,944
Acquisition of loan fees	-	(11,000)
Net cash flows from financing activities	337,160	3,576,944
Net change in cash and cash equivalents	(859,814)	2,302,001
Total cash and cash equivalents, beginning of year	2,546,819	244,818
Total cash and cash equivalents, end of year	$ 1,687,005	$ 2,546,819

See accompanying notes and independent auditors' report

NEW WAY HOMES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

Note 1 – Summary of significant accounting policies

The following significant accounting policies are presented to assist the reader in understanding the consolidated financial statements of New Way Homes, Inc, (the Organization). The consolidated financial statements and notes are representations of management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (US GAAP) and have been consistently applied in the preparation of the consolidated financial statements.

Nature of activities

The Organization was formed to significantly increase the availability and affordability of rental housing in the Monterey Bay and San Francisco Bay regions and other areas of California to vulnerable and low income populations by making charitable loans that are used to increase the rate of development of new affordable housing, including within mixed income housing projects by assembling capital from sources that have not typically been investing in affordable housing. Established in 2015, the Organization operates an impact investment fund to finance significant housing development projects to address the region's housing crisis. The New Way Homes Impact Investment Fund enables the development of less expensive rental housing through an array of strategies that include, but are not limited to a lower cost of capital, high density modular construction, and partnerships with local government and nonprofit agencies.

The Organization is also a fiscal sponsor for two local projects, which includes processing charitable donations and exercising discretion over their use. Revenue and expenses are reported by the Organization, and any un-spent funds are presented as net assets with donor restrictions. See Note 6.

Support Teacher Housing is developing 4-unit housing complex on a site owned by the Town of Los Gatos. The project is envisioned as a mix of affordable and workforce housing with some degree of preference for professional educators.

Housing Santa Cruz County was created to ensure Santa Cruz County is an inclusive thriving, just, diverse, culturally rich and sustainable community by promoting affordable, safe, stable homes for local residents and workers.

Note 1 – Summary of significant accounting policies (continued)

Basis of consolidation

The consolidated financial statements include the accounts of New Way Homes, Inc. and wholly owned subsidiaries, 8930 MacArthur Blvd, LLC and 180 Supportive Housing, LLC. All intra-entity transactions have been eliminated.

The Organization created a single-member LLC, 180 Supportive Housing, LLC, for the purpose of transferring the supportive housing development at 119 Coral Street from Envision I, LLC to 180 Supportive Housing, LLC (see Note 7). The supportive housing project will provide 120 affordable units for people exiting chronic homelessness, and one unit for the property manager. The organization sold this LLC during the year ended December 31, 2021, which resulted in a loss of $150,914.

The Organization created a single-member LLC, 8930 MacArthur Blvd., LLC, for the purpose of transferring the 83 unit mixed income rental housing development at 8930 MacArthur Blvd. in Oakland from Envision I, LLC to 8930 MacArthur Blvd., LLC (see Note 7).

Basis of accounting

The consolidated financial statements of the Organization have been prepared on the accrual basis of accounting in accordance with US GAAP. Under this method of accounting, revenues are recognized when earned and expenses are recognized when incurred.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents

All cash and highly liquid financial instruments with original maturities of three months or less, which are neither held for nor restricted by donors for long-term purposes, are considered to be cash and cash equivalents. Cash and highly liquid financial instruments restricted to building projects, endowments that are perpetual in nature, or other long-term purposes are excluded from this definition.

Cash and cash equivalents – restricted

The Organization routinely receives contributions that are subject to donor-imposed restrictions. Restricted cash consists of those amounts set aside to comply with such restrictions.

Note 1 – Summary of significant accounting policies (continued)

Concentrations of credit risk

As of December 31, 2022 and 2021, and at various times throughout the period, the Organization maintained cash in certain bank deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC) and National Credit Union Administration (NCUA) limits. The Organization has not experienced any losses in such accounts. Management does not believe that the Organization is exposed to any significant credit risk related to cash and cash equivalents. As of December 31, 2022 and 2021, total cash held in excess of insurance coverage limits was $1,186,410 and $2,296,796, respectively.

As of December 31, 2022 and 2021, 95% and 94% of notes receivable were due from related parties, respectively.

For the years ended December 31, 2022 and 2021, 52% and 32% of contributions and grant revenue came from four donors or grantors, respectively.

Accounts receivable

Accounts receivable are presented on the consolidated statements of financial position without an allowance. Management has determined the amount for uncollectible accounts is immaterial to the consolidated financial statements. There was no bad debt expense for the years ended December 31, 2022 and 2021.

Property and equipment

Capital expenditures over $1,000 for property and equipment are capitalized, and presented at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to thirty-nine years. Donated assets are capitalized at their approximate fair value at the date of the gift. Depreciation expense for the years ended December 31, 2022 and 2021, totaled $300 and $327, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2022 and 2021, there were no events or changes in circumstances indicating that the carrying amount of long-lived assets may not be recoverable.

Note 1 – Summary of significant accounting policies (continued)

Projects in process

Amounts spent toward projects in line with the Organization's mission are capitalized as projects in process and accumulated until such time that the project is completed or disposed of.

Net assets

The Organization reports contributions restricted by donors as increases in net assets without donor restrictions if the restrictions expire (that is, when a stipulated time restriction ends or purpose restriction is accomplished) in the reporting period in which the revenue is recognized. All other donor-restricted contributions are reported as net assets with donor restrictions, depending on the nature of restrictions. When a restriction expires, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the consolidated statements of activities as net assets released from restrictions. At December 31, 2022 and 2021, net assets with donor restrictions consisted of $220,490 and $137,865, respectively.

Revenue recognition

Contributions are recognized when cash, securities or other assets, an unconditional promise to give, or notification of a benefit interest is received. Conditional promises to give are not recognized until the conditions on which they depend have been substantially met. Revenue is recognized when earned.

Revenue from contracts is recognized when the Organization satisfies a performance obligation by transferring a promised good or service to a customer. The Organization considers the terms of the contract and all relevant facts and circumstances when applying the revenue recognition standard. The Organization also applies the revenue recognition standard consistently to contracts with similar characteristics and in similar circumstances.

Gifts-in-kind

Volunteers contribute amounts of time to the program, administration, and fundraising development activities carried out by the Organization. However, the consolidated financial statements do not reflect the value of these contributed services because they do not meet the recognition criteria prescribed by US GAAP. Gifts-in-kind are recorded at fair value on the date of donation.

The Organization utilizes donated professional services, including accounting and civil engineering. For the years ended December 31, 2022 and 2021, the estimated fair value of $65,506 and $21,250, respectively, is presented as gifts-in-kind on the consolidated statements of activities and functional expenses. The fair value is determined based on the rate that would have been paid for equivalent services.

NEW WAY HOMES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2022 and 2021

Note 1 – Summary of significant accounting policies (continued)

Functional allocation of expenses

The consolidated financial statements report certain categories of expenses that are attributed to more than one program or supporting function. Therefore, expenses require allocation on a reasonable basis that is consistently applied. Certain significant expenses are allocated on a basis of square footage, such as occupancy and depreciation; while others are allocated on a basis of time and effort estimates, such as employee compensation and benefits.

Income taxes

The Organization is a not-for-profit California corporation exempt from income taxes under Internal Revenue Code Section 501(c)3 and the California Revenue and Taxation Code Section 23701(d) and is classified as other than a private foundation. The Organization is subject, however, to Federal and California income tax on unrelated business income as stipulated in Internal Revenue Code Section 511 and Regulation Section 1.511. During the years ended December 31, 2022 and 2021, the Organization had no activities unrelated to its exempt purpose, therefore incurred no tax liability due to unrelated business income. The Organization does not believe its consolidated financial statements include (or reflect) any uncertain tax positions.

Advertising costs

Advertising costs are expensed as incurred and presented on the consolidated statements of functional expenses as marketing and promotion. For the years ended December 31, 2022 and 2021, advertising expense totaled $3,000 and $15,815, respectively.

Adoption of new accounting standards

Gifts-in-kind

Accounting Standards Update (ASU) 2020-07, *Presentation and Disclosures by Not-for-Profit Entities for Contributed Nonfinancial Assets*, went into effect and was adopted by the Organization for the year ended December 31, 2022. The ASU requires the Organization to present gifts-in-kind as a separate line item in the consolidated statements of activities, apart from contributions of cash and other financial assets. The standard also increases the disclosure requirements related to contributed materials and services, including a disaggregation of contributions by type. Adoption of this ASU did not have a significant impact on the consolidated financial statements, with the exception of increased disclosure.

Note 1 – Summary of significant accounting policies (continued)

Adoption of new accounting standards (continued)

Leases

In February 2016, the Financial Accounting Standards Board (FASB) established Accounting Standards Codification (ASC) Topic 842, *Leases*, by issuing Accounting Standards Update (ASU) 2016-02, which requires lessees to recognize leases on the statement of financial position, and disclose key information about leasing arrangements. The ASU went into effect for non-public entities with fiscal years beginning after December 15, 2021. Therefore, the Organization has adopted the new accounting standard on January 1, 2022.

The Organization has elected to transition using the effective method under the modified retrospective approach, by which a cumulative-effect adjustment is made on the initial date of adoption for existing leases, and comparative periods are presented under the prior lease topic ASC 840, that was superseded by ASC 842. Additionally, the Organization has elected to apply the package of practical expedients that allows opting out of re-evaluation and re-assessment of existing lease agreements under the new standard, instead relying on the historical determination and values.

The Organization had no lease agreements that met the criteria for recognition under ASC 842.

Note 2 – Liquidity and availability

As part of liquidity management, the Organization has adopted a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. Financial assets available for general expenditure within one year consisted of the following at December 31, 2022:

Total cash and cash equivalents Accounts receivable	$ 1,687,005
	726
Total financial assets	
Contractual or donor-imposed restrictions:	1,687,731
Donor contributions with specific purpose or time restrictions	220,490
Total contractual or donor-imposed restrictions Financial assets available	220,490
to meet cash needs for general	
expenditures within one year	$ 1,467,241



Note 3 – Notes receivable

Notes receivable consisted of the following at December 31:

	2022	2021
During 2016, Organization entered into a non-revolving line of credit loan and security agreement with Envision I, LLC (a related party, see Note 7). The purpose of the credit is for predevelopment of projects in line with the Organization's mission. The maximum amount available for draw is $4,100,000. The loans accrue interest at 6.00%. Outstanding principal and accrued interest are due between October 14, 2022, and June 30, 2027. See Note 8.	$ 2,890,537	$ 2,157,744
In April 2020, Envision II, LLC (a related party, see Note 7) assumed a portion of the note receivable from Envision I, LLC. The assumed portion accrues interest 6.00%. All outstanding principal and accrued interest are due October 14, 2022.	967,224	912,475
In March 2021, the Organization made a loan of $200,000 to Envision II, LLC (a related party, see Note 7) for the purpose of predevelopment expenses for a project in line with the Organization's mission. In July 2021, the Organization funded an additional $150,000. Interest accrues at 6.00%. Outstanding principal and accrued interest are due March 12, 2027.	381,381	285,844

Note 3 – Notes receivable (continued)

	2022	2021
In March 2021, the Organization made a loan of $150,000 to Genesis Worship Center Family Church for the purpose of predevelopment expenses for a project in line with the Organization's mission. The note accrues interest at 6.00%and matures March 15, 2024. In July 2021, the Organization funded an additional $80,000 which accrues interest at a rate of 6.00%. One payment of $5,000 is due on the first day of the calendar month after the initial $150,000 loan is repaid in full. All unpaid principal and accrued interest are due July 23, 2025.	254,151	239,261
In December 2022, the Organization entered into a non-revolving line of credit loan and security agreement with 841 Capitola, LLC (a related party, see Note 7). The purpose of the credit is for predevelopment of a project in line with the Organization's mission. The maximum amount available for draw is $325,000. The loan accrues interest at 6.00%. Outstanding principal and accrued interest are due in December 2028.	175,518	-
Total notes receivable Less:	4,668,811	3,595,324
current portion Notes	(2,193,331)	(3,013,107)
receivable, net	$ 2,475,480	$ 582,217

Future minimum principal payments consist of the following for the years ended December 31:

2023	$ 2,193,331
2024	167,150
2025	87,001
2026	-
2027	2,045,811
2028 and thereafter	175,518
Total	$ 4 ,668,811

Note 4 – Property and equipment

Property and equipment consisted of the following at December 31:

	2022	2021
Computers	$ 1,634	$ 1,634
Total property and equipment Less:	1,634	1,634
accumulated depreciation Property and	(1,634)	(1,334)
equipment, net	$ -	$ 300

Note 5 – Notes payable

Notes payable consisted of the following at December 31:

	2022	2021
The Organization acquires notes payable to accredited investors, colloquially referred to as New Way Homes Notes (NWHN), at various times for various amounts. These notes mature between June 2028 and June 2032. Interest accrues at a rate dependent on the Organization's top-line revenue, with a maximum rate of 9.00%. The typical and current rate of interest accrual is roughly 3.15%. Interest is paid annually.	$ 4,168,314	$ 3,873,315
The Organization launched a Crowdfunding Campaign in 2020 as an option for investors who did not qualify for NWHN. Crowdfunding loans mature on June 30, 2030. Interest is accrues at a rate of 4.50% for first $100,000 invested, while the remainder accrues at 4.25%. Interest is paid annually.	520,162	520,162
The Organization acquired a note payable in 2018 to CommonSpirit (formerly known as Dignity Health) in the amount of $200,000. The note accrues interest at 3.00%and matures March 1, 2023, until which time interest is paid quarterly.	199,595	199,901



Note 5 – Notes payable (continued)

	2022	2021
The Organization acquired a note payable in 2018 to Religious Communities Investment Fund in the amount of$200,000. The note accrues interest at 3.00% and matures June 1, 2023, until which time interest is paid quarterly.	200,518	200,518
The Organization acquired a note payable in 2018 to Sisters of Saint Dominic Congregation of the Most Holy Rosary of Adrian in the amount of $250,000. The note accrues interest at 3.00% and matures September 1, 2023, until which time interest is paid quarterly.	250,632	250,632
The Organization acquired two notes payable to Community Foundation Santa Cruz County in 2018 and 2020 in the amount of $350,000 and $500,000, respectively. The notes accrue interest at 3.00% and mature July 31, 2025, and June 30, 2030, respectively. Interest is paid quarterly.	850,000	850,000
The Organization acquired a note payable in 2018 to Community Vision (formerly Northern California Community Loan Fund) with available maximum drawdown of $30,000. The note bears no interest and matures December 7, 2023.	9,615	9,615
The Organization has acquired a note payable in 2019 to Local Initiatives Support Corporation (LISC) with total approved drawdown of $495,801. The note accrues interest at 3.95% and matures January 1, 2023, until which time interest is paid monthly.	297,106	277,264
The Organization acquired a note payable in 2022 to Workbench Corp. with available maximum drawdown of$22,300. The note accrues interest at 3.00% and matures August 19, 2028, until which time interest is paid annually. See Note 8.	22,625	-
Total notes payable	6,518,567	6,181,407
Less: current portion	(957,465)	-
Less: loan fees, net	(1,702)	(7,741)
Notes payable, net of current portion	$ 5,559,400	$ 6,173,666

Note 5 – Notes payable (continued)

Future minimum principal payments consist of the following for the years ended December 31:

2023	$ 957,465
2024	-
2025	350,000
2026	-
2027	-
2028 and thereafter	5,211,102
Total	$ 6 ,518,567

Note 6 – Net assets with donor restrictions

Net assets with donor restrictions consisted of the following at December 31:

	2022	2021
Support Teacher Housing	$ 17,278	$ 33,374
Housing Santa Cruz County	203,212	104,491
Total net assets with donor restrictions	$ 220,490	$ 137,865





Note 7 – Related party transactions

Envision I, LLC:

As of December 31, 2022 and 2021, the Organization had made loans totaling $2,890,537 and $2,157,744, respectively, to Envision I, LLC for predevelopment purposes, as part the Organization's mission. The President of the Organization, Sibley Simon, is a co-Managing Member and a co-owner of Envision I, LLC.

Envision II, LLC:

As of December 31, 2022 and 2021, Envision II, LLC assumed a portion of Envision I, LLC's debt in the amount of $967,224 and $912,475, respectively, in exchange for predevelopment assets related to the project at 467/479 E. Market Street, Salinas, California. The President of the Organization, Sibley Simon is a managing member of Envision II, LLC.

As of December 31, 2022 and 2021, the Organization had made additional loans totaling $381,381 and $285,844, respectively, to Envision II, LLC.

841 Capitola, LLC:

As of December 31, 2022 and 2021, the Organization had made loans totaling $175,518 and $0, respectively, to 841 Capitola, LLC, for predevelopment purposes, as part of the Organization's mission. The President of the Organization, Sibley Simon, is a co-Managing Member and a co-owner of 841 Capitola, LLC.

Note 8 – Subsequent events

Notes payable

In January 2023, the Organization adopted the ninth amendment to the Envision I, LLC note receivable, increasing the maximum drawdown amount to $4,600,000 and increasing the period from 78 to 84 months.

In January 2023, the Organization paid in-full the note payable to LISC in the amount of $297,952, which includes accrued interest.

In February 2023, the Organization paid in-full the note payable to CommonSpirit in the amount of $200,417, which includes accrued interest.

In May 2023, the Organization paid in-full the note payable to Religious Communities Investment Fund in the amount of $201,500, which includes accrued interest.

In May 2023, the Organization was approved for a new note payable to CommonSpirit in the total amount of $1,000,000 for a 10-year term.

Note 8 – Subsequent events (continued)

Notes payable (continued)

In January 2023, the terms of the Workbench note payable were amended to remove the maturity date and instead apply a contingency trigger for repayment.

Notes receivable

In January 2023, the Board approved a motion to amend the maturity for the notes receivable from Envision I, LLC. The new maturity dates range between June 30, 2024 and June 30, 2029.

In February 2023, Genesis Worship Center repaid its note to the Organization in the amount of $255,592, which includes interest.

Management's evaluation

Management has evaluated subsequent events through July 17, 2023, the date on which the consolidated financial statements were available to be issued.

New Way Homes Crowdfunding Overview Script

[Sibley Simon]
The cost of housing in California is a disaster. The lack of any available housing that's affordable to a majority of our community is really the driving force behind increased poverty, increasing commuting times, a lack of teachers and many other essential workers, increased homelessness, and our inability to meet our climate goals.

New Way Homes exists to change that. We're creating new workforce and affordable housing, like what we're standing in here at Genesis Worship Center, in infill locations where there's transit, jobs, schools, many other services. So in the places where it's needed most and where it's most environmentally sustainable.

We're doing that with less or no public subsidy because there's not enough public dollars to solve this huge problem. How do we do that? There's a whole lot of ingredients, but the two big ingredients are first, we partner with churches and other nonprofits that own sites or buildings and really want to work closely together to envision and create mission-driven housing.

And the second major ingredient is that all of that work before construction starts is funded by impact investors, people like you.

[Serena Collins]
This project is an example of one of our church partnerships. Center of Hope Community Church is an African-American led church in East Oakland in a historically underserved neighborhood where many residents are currently being displaced due to rising housing costs. We received our permits to turn these two vacant buildings into 28 units of lower income housing and we can't wait for new families to move in.

Just a few blocks away, we have completed a project that is reentry transitional housing, serving 28 adults and run by Genesis Worship Center. And just down the street, we have applied to build 83 units of affordable housing. These projects are serving a wide range of income levels while revitalizing the community.

[Biship George Matthews]
Hello, I'm Bishop George Matthews of Genesis Worship Center and we will forever be grateful for New Way Homes who assisted us in building our apartments to address the homelessness issue in the city of Oakland. And when I met them, we had entitlements for four units, but they assisted us in building 12 units with obtaining the financing and we're forever grateful to him and his whole staff who were wonderful.

[Sibley Simon]
The New Way Homes Fund is currently enabling the development of several hundred new homes in three counties in Northern California.

[Graphic: Map of CA highlighting Alameda, Santa Cruz and Monterey Counties]

[Sibley Simon]
Our success at that has led quite a few additional churches and non-profits to come to us wanting to partner and create thousands more housing units. So we want to not only grow how much housing we can produce, but also spread what we've learned so that a whole new part of the housing development industry can grow up and meet this major need for housing affordability.

For that end, we're asking you today to please consider making an investment in the New Way Homes Fund so that we can say yes to more of these partnerships and create more of this essential housing in more communities.

[Graphic: End cards]
"HELP SOLVE THE HOUSING CRISIS. To invest in the New Way Homes Impact Investment Fund visit newwayhomes.org. Your investment will provide the funding for design and permitting for our next five projects, including more than 350 affordable, workforce, supportive, and below-market-rate homes.

[New Way Homes Logo]





California has the largest per capita housing shortage of any state in the US

1,000,000 housing units

Housing demand has outpaced building in California for decades, and the shortage keeps getting worse.

So, California housing becomes more and more unaffordable for many.

The current development models aren't solving the problem.

New Way Homes provides a solution to the housing crisis.

We are building a new part of the housing industry.

NEW WAY HOMES





Here's how New Way Homes builds affordable housing.











Pursuing racial equity in housing

Let's look at another completed project.





New Way Homes' repayment model starts with you.

We have more than 350 mixed-income housing units in progress.



New Way Homes combines many techniques to create less expensive housing.

Lower capital & operating costs

yield higher net income, allowing debt financing to pay some extra sustainability costs,

resulting in lower rents!

Creating affordable and below-market rate housing.


NEW WAY
HOMES

One reason is a major shortage of housing, and it's getting worse.

California has the largest per capita housing shortage of any state in the US.

2,000,000 housing units

Housing demand has outpaced building in California for decades, and the shortage keeps getting worse.



So, California housing becomes more and more unaffordable for many.

The current development models aren't solving the problem.

MARKET-RATE DEVELOPMENT: A LESS EFFICIENT SOLUTION

PUBLICLY-FUNDED AFFORDABLE HOUSING: A GROWING, BUT SMALL CONTRIBUTION TO A SOLUTION


There is a high cost of too little housing.
New Way Homes provides a solution to the housing crisis.
We are building a new part of the housing industry.
NEW WAY HOMES


Here's how New Way Homes builds affordable housing.
NEW WAY HOMES OFTEN COLLABORATES WITH NONPROFIT ORGANIZATIONS THAT HAVE UNDERUSED LAND, SUCH AS CHURCHES AND SOCIAL SERVICES PROVIDERS.
NEW WAY HOMES INVOLVEMENT PROVIDES THESE PROJECTS WITH ACCESS TO CAPITAL AND EXPERIENCE IN DESIGN, CONSTRUCTION AND PROPERTY MANAGEMENT.


Pursuing racial equity in housing
Let's look at another completed project.
New Way Homes' repayment model starts with you.

Funds Raised Through July 2023

RAISED INTO NEW WAY HOMES

ADDITIONAL FUNDING RAISED INTO SPECIFIC NWH PROJECTS

TOTAL:

Current Funders

Past Funders

Thank you!

We have more than 350 mixed-income housing units in progress.

Meet the team bringing it all together.



Our Founder

PRESIDENT AND FOUNDER OF NEW WAY HOMES

New Way Homes Board

New Way Homes combines many techniques to create less expensive housing.

Lower capital & operating costs

yield higher net income, allowing debt financing to pay some extra sustainability costs,

resulting in lower rents!

THE GOAL:

Create a new part of the housing industry that solves affordability.

All of our strategies add up to a model that can stop rising rents with new housing supply and help those who struggle most.

New Way Homes Impact Investment Fund

bit.ly/investNWH


NEW WAY
HOMES